MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

PACIFIC RIM MINING CORP. (the “Company” or “Pacific Rim”)

#410 – 625 Howe Street, Vancouver, B.C. V6C 2T6

Item 2	Date of Material Change

February 14, 2008

Item 3	News Release

The date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102 was as follows:

February 14, 2008 to the Toronto Stock Exchange and the American Stock Exchange, being the only exchanges upon which the shares of the Company are listed, as well as through CNN and other approved public media including filing on SEDAR and EDGAR.

Item 4	Summary of Material Change

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) announces that it has increased the financing from an aggregate of 4,800,000 Units to an aggregate of up to 6,711,000 Units. All other terms of the private placement financing remain the same and are available in the Company’s news release of February 6, 2008 (NR# 08-03).

Item 5	Full Description of Material Change

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) announces that it has increased the financing from an aggregate of 4,800,000 Units to an aggregate of up to 6,711,000 Units. All other terms of the private placement financing remain the same and are available in the Company’s news release of February 6, 2008 (NR# 08-03).

Item 6	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 7	Executive Officer

The following is the name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report:

Ronda Fullerton, Corporate Secretary
(604) 689-1976

Item 8	Date of Report

February 19, 2008